RXi Pharmaceuticals Corporation
60 Prescott Street
Worcester, MA 01605
May 20, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nandini Acharya

Re:	RXi Pharmaceuticals Corporation Registration Statement on Form S-3 (File No. 333-158968)
Dear Ms. Acharya:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, RXi Pharmaceuticals Corporation (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective by 4:00 p.m. Eastern Time on Friday, May 22, 2008 or as soon as possible thereafter.
     The Company hereby acknowledges
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call Stephanie Miller or Marc Rubenstein of Ropes & Gray LLP, counsel to the Company, at (617) 951-7892 or (617) 951-7826, respectively, as soon as the Registration Statement has been declared effective.

Very truly yours, RXI PHARMACEUTICALS CORPORATION
By:	/s/ Tod Woolf
	Name:	Tod Woolf, Ph.D.
	Title:	President and Chief Executive Officer